AMENDED AND RESTATED FEE WAIVER AGREEMENT

THIS AMENDED AND RESTATED FEE WAIVER AGREEMENT (this "Agreement") is entered into between First Trust Variable Insurance Trust, a Massachusetts business trust (the "Trust"), on behalf of First Trust Multi Income Allocation Portfolio (the "Fund”), and First Trust Advisors L.P., an Illinois limited partnership ( "FTA "), as of April 1, 2015, as amended on April 13, 2026.

RECITALS:

A.        The Trust is an open-end management investment company registered under the Investment Company Act of 1940, as amended (the "1940 Act"), comprised of various series, including the Fund, and is an investment vehicle for life insurance companies writing variable annuity contracts and variable life insurance contracts.

B.        FTA is the investment advisor to the Fund pursuant to that certain Investment Management Agreement by and between the Trust and FTA, effective for the Fund as of April 18, 2012 (the "Management Agreement"), and is responsible for the ongoing monitoring of the securities in the Fund's portfolio and certain other services necessary for the management of the Fund and is paid an annual management fee by the Fund.

C.         FTA desires to waive a portion of its annual management fees in an amount equal to 0.40% of the Fund’s net assets until May 1, 2027 and the Fund desires to induce FTA to do so.

D.        FTA and the Trust desire to more fully describe and document the above-described fee waivers for the Fund all in accordance with the terms and provisions hereinafter set forth.

Now, THEREFORE, IN CONSIDERATION of the foregoing facts and other good and valuable consideration, the parties hereto hereby agree as follows:

Section 1. Waiver of Fees. FTA agrees to waive investment management fees otherwise payable to it by the Fund in an amount equal to 0.40% of the Fund’s net assets. The aggregate amount of management fees waived shall be accrued daily and paid on a monthly basis for the Fund but calculated on an annualized basis. FTA shall not have any right to reimbursement of any amount so waived.

Section 2. Accounting. FTA's fund accounting department shall develop and maintain appropriate internal accounting policies and procedures to monitor and calculate the aggregate amount of investment management fees waived on a monthly basis for the Fund.

Section 3. Term and Continuation. This Agreement shall be effective as of April 1, 2015, as amended on April 13, 2026 and shall continue until May 1, 2027 (the "Waiver Term"). This Agreement may be continued and the Waiver Term may be extended for additional periods as agreed to in writing by the parties. This Agreement may be terminated by the Trust on behalf of the Fund at any time by action of the Trust's Board of Trustees and by FTA after the expiration of the Waiver Term upon sixty (60) days' written notice to the other party.

Section 4. Notices. Any notice shall be sufficient when sent by registered or certified mail to the other party at the address of such party, set forth below such party's signature on this Agreement.

Address:	First Trust Advisors L.P.	Address:	First Trust Variable Insurance Trust
	120 East Liberty Drive		120 East Liberty Drive
	Wheaton, Illinois 60187		Wheaton, Illinois 60187
	Attention: W. Scott Jardine,		Attention: W. Scott Jardine, Secretary
General Counsel

Section 5. Entire Agreement; Amendments. This Agreement is not intended to supersede or abrogate in any way the Fee Offset Agreement or the Amended and Restated Expense Reimbursement, Fee Waiver and Recovery Agreement. This Agreement constitutes the only arrangement between the parties with respect to the subject matter hereof. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto. No assignment by either party shall be of any force except with the prior written consent of the other party.

Section 6. Governing Law; Miscellaneous. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Illinois (without regard to principles of law), including all matters of construction, validity, and performance; provided that nothing herein shall be construed in a manner inconsistent with the 1940 Act or any rule or regulation of the Securities and Exchange Commission. If any provision of this Agreement shall be held or made invalid by a court's decision, statute, rule or otherwise, the remainder of this Agreement shall not be affected thereby. The captions in this Agreement are included for convenience only and in no way define any of the provisions hereof or otherwise affect their construction or effect. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors.

Section 7. Massachusetts Trust. All parties hereto are expressly put on notice of the Trust's Declaration of Trust and all amendments thereto, a copy of which is on file with the Secretary of the Commonwealth of Massachusetts, and the limitation of shareholder and trustee liability contained therein. This Agreement is executed on behalf of the Trust by the Trust's officers as officers and not individually and the obligations imposed upon the Trust or the Fund by this Agreement are not binding upon any of the Trust's Trustees, officers or shareholders individually but are binding only upon the assets and property of the Fund, and persons dealing with the Trust must look solely to the assets of the Fund for the enforcement of any claims.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

FIRST TRUST ADVISORS L.P.

/s/ James M. Dykas

James M. Dykas

Chief Financial Officer

FIRST TRUST VARIABLE INSURANCE TRUST,

ON BEHALF OF FIRST TRUST MULTI INCOME ALLOCATION PORTFOLIO

/s/ James M. Dykas

James M. Dykas

President and CEO